
SPARTAN

SPARTAN MOTORS, INC.

Cash Flows from Continuing Operations

(millions)



$25
$20
$15
$10
$5
-
$(5)
$(10)
1997
1998
1999
2000
2001

Long-Term Debt

(millions)



$25
$20
$15
$10
$5
-
1997
1998
1999
2000
2001

Return on Operating Capital



25%
20%
15%
10%
5%
0%
1997
1998
1999
2000
2001

from the CHAIRMAN

TO MY FELLOW SHAREHOLDERS:



"Spartan has long had a reputation of being first to market with innovative new technology and products that allow firefighters to work more safely, ambulance operators to save more lives, and motorhome owners to maximize enjoyment of the RV lifestyle."

Annual reports are the traditional time for a company to review its accomplishments in the year just passed and to preview the opportunities in the year now ahead. It is with special joy, and some measure of sadness, that I undertake the review of the year just ended – my final year as chairman and chief executive officer of the company I helped launch 27 years ago.

We have much to be pleased with. Despite challenging economic conditions, 2001 proved to be a very good year for Spartan Motors and its subsidiaries. Although cautious consumer spending resulted in lower net sales of our core RV chassis products, improved operating efficiencies and increased sales of our emergency vehicles and fire truck chassis allowed us to post higher net earnings and improved margins.

Spartan Motors reported net earnings of $6.1 million, or $0.58 per share, on net sales of $226.3 million in 2001, compared with a net loss of $5.6 million, or $0.49 per share, on net sales of $251.4 million in 2000. The 2000 results included losses of $10.5 million, or $0.92 per share, related to the closure of our school bus operations.

Despite a 10 percent decrease in net sales from the previous year, we posted a 22.5 percent increase in earnings from continuing operations – earnings per share from continuing operations increased 33 percent over the prior year. Improvements in productivity allowed us to increase our gross profit margin to 16.3 percent of sales in 2001, up more than three percent over the prior year.

We improved our penetration of key markets, expanded our relationships with key customers, and established relationships with new customers. Each has been a critical component of our success to date – and each will be increasingly important as we move forward.

Spartan has long had a reputation of being first to market with innovative new technology and products that allow firefighters to work more safely, ambulance operators to save more lives, and motorhome owners to maximize enjoyment of the RV lifestyle. Disparate audiences, granted, but they have one common thread that binds them: Expectations of superior performance.

And we deliver just that – we always have, and we always will. Our customers have come to expect nothing less.

The same should be true for our shareholders. We began 2001 with our stock trading just over $2 per share – which we did not believe was indicative of our potential. As a management team, we made a commitment to under-promise and over-deliver. We focused on our core competencies: custom chassis and emergency vehicles. We reduced overhead and waste in our operations, leveraged innovation and rewarded accomplishments.

The market responded to our improvements. Our stock reached several 52-week highs during 2001, and topped $8 per share as we prepared to announce our fourth-quarter and year-end results. Business Week recognized Spartan Motors as one of the country's best-performing micro-cap stocks for the year.

We have come a long way since the autumn of 1975 when four young engineers rented an oversized garage in Charlotte, Michigan, and began building fire truck chassis and cabs. It was what we knew – and we were good at it.

Things were lean in those early days. We didn't have an accountant – we had a checkbook. Our financial decisions were made according to the balance in that checkbook. If we didn't have money, we didn't spend anything. By doing everything ourselves, we developed a pretty good system managing our costs – and as we've grown, we continue to improve it.

As young executives trying to build a company and feed our families, we could not procrastinate. We made decisions – and we made some mistakes. But we also made a number of excellent moves that allowed us to enter new markets, expand our capabilities, diversify into new markets and strengthen our company.

Our formula was simple: Hire great people and give them the freedom to do great work. Twenty-seven years ago, I don't think that any of us expected we would ever go this far – although I knew when we started that anything would be possible. My grandfather used to look at the evening skies and tell me that there are more things possible than people even dare to dream.

In my experience, that has been very true. I read a lot of history, particularly autobiographies, and am always amazed at what people who have determination and courage, who know how to lead by example and who have drive and will power, are able to accomplish in a short period of time.

As both shareholder and CEO, I am pleased with the results we have been able to deliver over the past 12 months – and over the past 27 years. Our shared vision, in combination with the hard work of all Spartan associates, has allowed us to build a strong and successful company.

Now is the perfect time to turn over the leadership reins to a new team, led by David Wilson, who will succeed me as chairman, and my son, John, who will succeed me as chief executive officer. Their combined expertise, determination and drive will help lead Spartan Motors to new levels of excellence and profitability.

It has been a tremendous ride. I am pleased and gratified to have been able to lead such a wonderful organization for so many years, and I look forward to remaining an active shareholder and an ardent fan of Spartan Motors for many more years to come.



George Sztykiel
Chairman and Chief Executive Officer



from the PRESIDENT

TO MY FELLOW SHAREHOLDERS:



"Spartan's inward focus led to strong results and increased value for shareholders last year, as we improved our bottom line by nearly $12 million, reduced our debt levels by nearly $14 million and increased the profitability of each of our subsidiaries."

I have always felt that one of the best ways to judge the performance of a public company is to read the prior-year's annual report and see what promises were made in the letter to shareholders. With that context, a shareholder can judge how well a management team delivered on those promises.

When I wrote to you last year, I told you of our efforts to improve our operating efficiencies, grow the market share of our custom chassis and emergency vehicles, and franchise our existing "success stories" by leveraging engineering innovations across product lines. I concluded the letter by pledging that Spartan Motors management would under-promise and over-deliver to shareholders in 2001.

By those measures, and many others, 2001 was a good year for Spartan Motors. We delivered on the promises made last year – we increased our profitability in a difficult sales environment by focusing on operational excellence and process improvement and are well positioned for the future. We also accelerated our new product development efforts at all of our subsidiaries, which serve the fire truck, motorhome and emergency-rescue markets.

Achieving so much over the past year is especially gratifying given the state of the world in 2001. Not only did our economy suffer through a recession last year, but the tragic events of September 11 added to the turmoil. Our core markets mirrored the upheaval: The RV market experienced one of its worst years in recent history, while the emergency vehicle market showed little growth.

With all of these external factors working against us, we turned inward. We focused on improving operations at Spartan by increasing manufacturing productivity, improving processes and enhancing our inventory management. We also accelerated our efforts to develop new products for the future, working with customers to uncover and meet their hidden needs and engineering product solutions into our chassis and emergency-rescue vehicles.

Creating Value for Shareholders

Spartan's inward focus led to strong results and increased value for shareholders last year, as we improved our bottom line by nearly $12 million, reduced our debt levels by nearly $14 million and increased the profitability of each of our subsidiaries.

The investment community certainly took notice, making Spartan one of the best-performing stocks on the NASDAQ stock market last year. During the course of 2001, our stock price increased 210 percent while our market capitalization increased more than $45 million.

These gains represent a nice comeback after the past few years. Frankly, though, we are more excited about the future than the past year. We see significant opportunity for both short-term and long-term growth, and believe we are positioned to maximize the opportunities that exist.

Growth Opportunities

We still have much room for improvement in our operations. Additionally, the dynamics in our core markets are showing favorable trends. The RV industry, which has traditionally been 'first-in, first-out' of recessionary periods, has begun to show positive signs. Likewise, the fire truck and emergency vehicle industries have trended positively, and the levels of local, state and national funding for emergency-rescue are expected to increase significantly over the next few years in the wake of September 11.

Although spawned by tragedy, the opportunity to serve America's firefighters and emergency rescue workers over the next several years is immense. Recently President George W. Bush introduced a new homeland security budget that sets aside $3.5 billion in federal money for 2003 to support first responders at local police, fire and rescue departments across the country. President Bush also amended the 2002 budget, increasing funding for upgrades to vehicles and equipment to nearly $350 million.

We have also been witnessing increased funding at city and municipal levels for updating fire and emergency-rescue equipment, as city councils and county commissions move to ensure the safety of their constituents. There are more than 28,000 fire townships in the United States, and about one-quarter of the departments have trucks of a 1960's vintage. Spartan Motors has the opportunity to benefit as those departments clamor to upgrade their emergency vehicle fleets.

The RV industry has also shown favorable signs in recent months, as dealers restock inventory and original equipment manufacturers (OEMs) increase production. Some analysts project RV sales will continue to improve over the next several years – a trend we are positioned to capitalize on with new products, innovation and the Spartan Motors brand, which is well recognized in the motorhome market.

Longer term, our opportunity for growth can be summed up in a single-word: demographics. America's Baby Boomers continue to age, and the graying of America represents a considerable opportunity for growth. The core market of RV buyers continues to swell, as more and more Baby Boomers enter their prime RV-buying years. Likewise, as America gets older, the need for ambulances and emergency vehicles also increases.

The challenge ahead of us, much like last year, will be in our ability to execute our strategy for growth. We see the following as key areas of focus in the coming year:

Operational Improvements

Our accomplishments in the past year have set the stage for a strong 2002. The initial implementation of our Spartan Profit and Return system – or SPAR, as we call it – helped us reduce debt, increase inventory turns and post a return on invested capital of more than 20 percent in 2001.

Sharpened focus on productivity and process helped us increase gross margins significantly, while also enhancing quality – yet there are still many areas where we can improve further.

continued...

In 2002, we will complete the implementation of the SPAR initiative at all subsidiaries in order to maximize opportunities for operating improvement and growth. The cornerstone to our future, our destiny, is innovation. Innovation in our processes and the way we operate will keep us at the forefront of being the lowest total-cost producer in our niches.

New Products & Innovation

While process innovation will increase efficiency, product innovation will drive brand differentiation and the way the market perceives us. Each of our subsidiaries has invested in product-development over the past 18 months, and we will continue to accelerate that process over the next year.

Our EVTeam subsidiaries — Road Rescue, Quality Manufacturing and Luverne Fire Apparatus — have developed new technology to make our fire trucks, ambulances and other emergency vehicles more useful, more reliable and safer. Road Rescue, our ambulance manufacturer, continues to grow. Its new plant in Marion, South Carolina is nearly completed, and production is scheduled to commence in May 2002. Road Rescue will build Type II van-style ambulances in South Carolina.

Our fire-truck chassis operation recently introduced a new fire truck chassis called the Big Easy, which is priced near the commercial chassis level, but still offers many of the bells and whistles of our custom chassis. The Big Easy should enable Spartan to win yet more market share from commercial-chassis manufacturers. We plan to introduce yet another chassis to our burgeoning fire truck line-up in the second quarter of 2002.

Our motorhome-chassis division continues to make improvements in its product and service offerings. In 2002, Spartan should reap the benefits of our presence at the Recreational Vehicle Industry Association show in Louisville, Kentucky in December of 2001. We introduced several new products, and teamed with OEMs and dealers to offer more options, including our new NVS (envious) chassis and our intelligent suspension system (ISS), to the market for 2003 models. Our innovative ISS dramatically improves ride and handling performance of the coach as it takes the side-to-side roll out of the motorhome, while the NVS chassis will allow manufacturers to build a high-performance 34-37 foot motorhome with a price tag in the area of $100,000 – a first in the industry.

We are building a reputation for quality custom chassis in the RV industry, which is why customers seek out motorhomes built on Spartan chassis. We recognize the need to strengthen Spartan brand awareness with our end users, as customer approval is tantamount to continuing our relationships with OEMs. We intend to provide both the OEM and the end user with the best performance and service possible.

Looking ahead

As you may know, this is my last letter to shareholders as President and Chief Operating Officer. In June, I will begin service as CEO – a role that I approach with great enthusiasm and humility. As we head into 2002, my pledge is to continue the progress that has been made over the past few years.

Spartan will work to maximize the opportunities in its core markets. We will be relentless in our pursuit of new and innovative products. We will strive to be the lowest total-cost producer and most-desired brand in the market niches we serve. We will build on the momentum we have established over the past few years and continue to place a high value on exceeding the expectations of our partners in business: our associates, customers, suppliers and shareholders.

John E. Sztykiel
President and Chief Operating Officer

MISSION

Spartan Motors is an innovative team focused on building lasting relationships with customers. We accomplish this by striving to deliver premium custom vehicles and services which inspire customer enthusiasm. This drives long-term profitable growth and personal achievement for all stakeholders.



Financial Section Table of Contents

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Market For Registrant's Common Stock and Related Shareholder Matters

The Company's common stock is traded on The NASDAQ Stock Market under the symbol "SPAR."

The following table sets forth the high and low sale prices for the Company's common stock for the periods indicated, all as reported by The NASDAQ Stock Market:

	High	Low
Year Ended December 31, 2001:		
First Quarter	$3.375	$1.500
Second Quarter	4.260	2.000
Third Quarter	6.100	3.250
Fourth Quarter	7.000	3.250
Year Ended December 31, 2000:		
First Quarter	$4.625	$3.813
Second Quarter	4.875	3.938
Third Quarter	4.313	2.250
Fourth Quarter	3.000	1.125

The Company declared cash dividends of $0.07 per outstanding share on May 14, 2001 and $0.07 per outstanding share on May 30, 2000, to shareholders of record on May 29, 2001 and June 7, 2000, respectively.

The number of shareholders of record of the Company's common stock on February 19, 2002 was 739.

Selected Financial Data

The selected financial data shown below for the Company for each of the five years in the period ended December 31, 2001 has been derived from the Consolidated Financial Statements of the Company. The following data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report.

Five-Year Operating and Financial Summary
(In Thousands of Dollars, Except Per Share Data)

	2001	2000	1999	1998	1997
Sales	$ 226,263	$ 251,406	$ 284,638	$ 251,638	$ 178,641
Cost of products sold	189,478	218,114	244,268	216,296	155,291
Gross profit	36,785	33,292	40,370	35,342	23,350
Operating expenses:					
Research and development	6,210	6,341	6,590	5,404	4,692
Selling, general & administrative	19,637	19,010	22,832	18,221	15,801
Operating income	10,938	7,941	10,948	11,717	2,857
Other	(1,038)	(889)	(994)	(165)	52
Earnings before loss on discontinued operations and taxes on income	9,900	7,052	9,954	11,552	2,909
Taxes on income	3,885	2,142	3,061	4,236	630
Net earnings from continuing operations	6,015	4,910	6,893	7,316	2,279
Discontinued operations:					
Loss from operations of Carpenter	-	(3,901)	(8,284)	(3,831)	(15,403)
Gain (loss) on disposal of Carpenter	116	(6,619)	-	-	-
Net earnings (loss)	$ 6,131	$ (5,610)	$ (1,391)	$ 3,485	$ (13,124)
Basic and diluted earnings (loss) per share:					
Net earnings from continuing operations	$ 0.57	$ 0.43	$ 0.55	$ 0.59	$ 0.18
Discontinued operations	0.01	(0.92)	(0.66)	(0.31)	(1.24)
Basic and diluted earnings (loss) per share	$ 0.58	$ (0.49)	$ (0.11)	$ 0.28	$ (1.06)
Cash dividends per common share	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.07
Basic weighted average common shares outstanding	10,561	11,493	12,483	12,507	12,381
Diluted weighted average common shares outstanding	10,616	11,496	12,500	12,536	12,418
Balance Sheet Data:					
Net working capital	$ 29,190	$ 38,057	$ 41,867	$ 45,208	$ 41,429
Total assets	77,612	98,305	122,698	125,916	81,245
Long-term debt, continuing operations	9,400	24,504	23,119	22,265	9,604
Shareholders' equity	36,912	30,653	43,178	45,133	47,489

The five-year summary above should be read in conjunction with Note 11, *Discontinued Operations,* of the Notes to Consolidated Financial Statements appearing in this Annual Report.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following section provides a narrative discussion about the Company's financial condition and results of operations. The comments that follow should be read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto appearing in this Annual Report.

Results of Operations

The following table sets forth, for the periods indicated, the components of the Company's consolidated statements of operations, on an actual basis, as a percentage of revenues:

	Year Ended December 31,		
	2001	2000	1999
Sales	100.0%	100.0%	100.0%
Cost of products sold	83.7%	86.8%	85.8%
Gross profit	16.3%	13.2%	14.2%
Operating expenses:			
Research and development	2.7%	2.5%	2.3%
Selling, general & administrative	8.8%	7.5%	8.0%
Operating income	4.8%	3.2%	3.9%
Other	(0.4%)	(0.3%)	(0.4%)
Earnings before taxes on income	4.4%	2.9%	3.5%
Taxes on income	1.8%	0.9%	1.1%
Net earnings from continuing operations	2.6%	2.0%	2.4%
Discontinued operations:			
Loss from operations of Carpenter		(1.6%)	(2.9%)
Gain (loss) on disposal of Carpenter	0.1%	(2.6%)	
Net earnings (loss)	2.7%	(2.2%)	(0.5%)

Year Ended December 31, 2001 compared to Year Ended December 31, 2000

Continuing Operations

For the year ended December 31, 2001, consolidated sales decreased $25.1 million (10.0%) over the amount reported for the previous year. This decrease is due to a $28.8 million (14.3%) decrease in Chassis Group sales, offset by a $9.1 million (15.2%) increase in EVTeam sales. The increase in EVTeam sales is primarily due to older demographics in the United States, creating a higher demand for emergency vehicles. In addition, emergency vehicle markets are less impacted by swings in the economy.

The remaining fluctuation is due to intercompany sales, which are eliminated from the consolidated sales totals. Higher sales from the Chassis Group to the EVTeam caused intercompany sales to increase $5.4 million (51.3%) over the prior year. The EVTeam is in the process of filling two large orders, one for the City of Atlanta and the other for the City of Chicago, all built on Chassis Group product.

Within the Chassis Group, the motorhome chassis line had sales decline 18.7% over the 2000 fiscal year. The domestic economic recession coupled with stock market uncertainty stemming from the terrorist attacks on September 11, 2001 have contributed to the slower demand in the motorhome market.

The Chassis Group's other primary product line, fire truck chassis, had an increase of 4.6% in sales for the year ended December 31, 2001 over the year ended December 31, 2000. For the second year in a row, almost all of the fire truck chassis platforms experienced growth over the prior year due to a strong market.

Transit bus chassis sales for 2001 decreased 75.1% over 2000, as the Company winds down its transit bus backlog. The Company decided during 2000 to transition out of the transit bus market. For the year ended December 31, 2001, sales of specialty chassis declined approximately 59.7%, compared to the year ended December 31, 2000. This is due to the Chassis Group's focus in 2001 on its two primary product lines, motorhome and fire truck chassis.

Gross margin increased from 13.2% in 2000 to 16.3% in 2001. This is primarily due to changes in the levels of inventory write-offs and warranty claims. In 2000, the Company decided to exit the transit bus market, resulting in write-offs of obsolete chassis inventory related to transit buses. In 2001, the Company has experienced better inventory monitoring by management and associates, resulting in lower inventory write-offs. In addition, improved product quality and reliability has translated to lower warranty expense in 2001.

Selling, general and administrative expenses increased from 7.5% of sales for the year ended December 31, 2000 to 8.8% for the year ended December 31, 2001. In actual dollars, selling, general and administrative expenses were up only 3.2%. This increase is primarily due to increases in commercial and health insurance costs as well as an increase in the Company's Michigan Single Business Tax (SBT). The increases in commercial and health insurance costs are due to unfavorable insurance markets, which are being experienced by many other companies. As the tax base for determining SBT requires the Company to add back employee benefit costs, the higher health insurance costs have also translated into a higher SBT expense over the prior year.

The increase in the Company's income taxes is due to higher earnings before taxes in 2001 when compared to 2000. See Note 5, *Taxes on Income*, of the Notes to Consolidated Financial Statements for further information regarding income taxes.

Discontinued Operations

On September 28, 2000, the Company's Board of Directors passed a resolution to cease funding of the Company's majority-owned subsidiary, Carpenter. Carpenter's Board of Directors then voted on September 29, 2000 to begin the orderly liquidation of Carpenter. Since Carpenter was a separate segment of the Company's business, the disposition of Carpenter's net assets is being accounted for as a discontinued operation. Carpenter sales for the years ended December 31, 2000 and 1999, which have been properly removed from the restated consolidated totals, were $24.9 million and $21.5 million, respectively. The $3.9 million and $8.3 million losses from operations of Carpenter reflect losses generated from operating the business segment during 2000 through September 29, 2000 and during 1999, respectively. The $0.1 million gain on disposal of Carpenter in 2001 is a result of the Company's revision of its estimated loss to dispose of the business, based upon substantial completion of the liquidation in the fourth quarter. The $6.6 million after-tax loss on disposal of Carpenter in 2000 resulted from the decision to initiate the orderly liquidation of Carpenter and this amount included approximately $1.8 million for anticipated operating losses during the phase-out period. Details of Carpenter's net assets and liabilities at December 31, 2001 and 2000 are set forth in Note 11, *Discontinued Operations*, of the Notes to Consolidated Financial Statements.

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

Continuing Operations

For the year ended December 31, 2000, consolidated sales decreased $33.2 million (11.7%) over the amount reported for the previous year. The majority of this decrease is due to a $39.9 million (16.5%) decrease in sales of the Chassis Group. This decrease is partially offset by an increase in sales by the EVTeam. This segment recorded an increase of $4.9 million (8.9%) over the prior year, due to the fire truck and ambulance markets being less impacted by fluctuations in the economy.

Within the Chassis Group, the motorhome chassis line had sales decline 25.2% over the 1999 fiscal year. Rising interest rates, coupled with higher crude oil prices and a fluctuating stock market, have contributed to the slower demand in the motorhome market. In response to the softening market, the Chassis Group has developed a new chassis, the Me2, which is a mid-engine chassis featuring a rear-lift deck. The rear-lift deck, or traveling garage, provides extra storage space for bicycles, ATVs, canoes and other "toys" that complement the RV lifestyle.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

The Chassis Group's other primary product line, fire truck chassis, had an increase of 6.2% in sales for the year ended December 31, 2000 over the year ended December 31, 1999. All significant fire truck chassis platforms experienced growth over the prior year due to a strong market.

Transit bus chassis sales for 2000 increased 35.5% over 1999, as the Company winds down its transit bus backlog. The Company decided during 2000 to transition out of the transit bus market. For the year ended December 31, 2000, sales of school bus chassis and specialty chassis declined approximately 84.8% and 42.1%, respectively, compared to the year ended December 31, 1999. The decrease in school bus chassis sales can be attributed to lower sales to the Chassis Group's primary customer, Carpenter. As mentioned earlier, in September of 2000 Carpenter began an orderly liquidation through an assignment for the benefit of creditors. See Note 11, *Discontinued Operations*, of the Notes to Consolidated Financial Statements.

Gross margin dropped from 14.2% in 1999 to 13.2% in 2000. This is due to higher EVTeam sales and lower Chassis Group sales. The EVTeam operates at lower margins than the Chassis Group since the value added is only in the body rather than the complete vehicle. Thus, the gross margin on the body is diluted by the pass-through nature of the chassis cost. In addition, the Company decided to exit the transit bus market in 2000, resulting in write-offs of obsolete chassis inventory related to transit buses.

Selling, general and administrative expenses decreased from 8.0% of sales for the year ended December 31, 1999 to 7.5% for the year ended December 31, 2000. This is due to a proactive move by the Chassis Group. During the third quarter of 2000, the Chassis Group reduced its salaried workforce by 20% in order to combat operating expenses in light of lower sales levels.

The decrease in the Company's income taxes is due to lower earnings before taxes in 2000 when compared to 1999. The effective tax rate for 2000 was 30.4%, which is consistent with the 1999 effective tax rate of 30.8%. See Note 5, *Taxes on Income*, of the Notes to Consolidated Financial Statements for further information regarding income taxes.

Discontinued Operations

On September 28, 2000, the Company's Board of Directors passed a resolution to cease funding of the Company's majority-owned subsidiary, Carpenter. Carpenter's Board of Directors then voted on September 29, 2000 to begin the orderly liquidation of Carpenter. Since Carpenter was a separate segment of the Company's business, the disposition of Carpenter's net assets is being accounted for as a discontinued operation. During the fourth quarter of 2000, Carpenter completed the remaining items in its backlog and ceased production. As part of its assignment for the benefit of creditors, Carpenter accepted offers for its land and building and disposed of many assets in an auction. Carpenter sales for the years ended December 31, 2000 and 1999, which have been properly removed from the restated consolidated totals, were $24.9 million and $21.5 million, respectively. The $3.9 million and $8.3 million losses from operations of Carpenter reflect losses generated from operating the business segment during 2000 through September 29, 2000 and 1999, respectively. The $6.6 million after-tax loss on disposal of Carpenter resulted from the decision to begin the orderly liquidation of Carpenter and this amount included approximately $1.8 million for anticipated operating losses during the phase-out period. Details of Carpenter's net assets and liabilities at December 31, 2000 and 1999 are set forth in Note 11, *Discontinued Operations*, of the Notes to Consolidated Financial Statements.

Quarterly Results

The Company's rate of sales growth has varied historically from quarter to quarter. For a description of quarterly financial data, see Note 13, *Quarterly Financial Data (Unaudited)*, of the Notes to Consolidated Financial Statements appearing in this Annual Report.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Liquidity and Capital Resources

For the year ended December 31, 2001, cash provided by continuing operating activities was approximately $22.0 million, which was a $9.0 million improvement over the $13.0 million of cash provided by continuing operating activities for the year ended December 31, 2000. The Company's working capital decreased by $8.9 million from $38.1 million in 2000 to $29.2 million in 2001. See the "Consolidated Statement of Cash Flows" contained in this Annual Report for further information regarding the increase in cash and cash equivalents, from $0.5 million as of December 31, 2000, to $4.2 million as of December 31, 2001. See "Selected Financial Data" for a five-year comparison of working capital.

Shareholders' equity increased approximately $6.3 million to $36.9 million as of December 31, 2001. This change is primarily the result of net earnings of $6.1 million, dividends of $0.7 million paid on June 29, 2001 and net proceeds from the exercise of stock options of $0.9 million. See the "Consolidated Statements of Shareholders' Equity" contained in this Annual Report for further information regarding the changes in shareholders' equity.

The Company's primary line of credit is a $25 million revolving note payable to a bank. The Company also has a $3.1 million term note under the same debt agreement. Under the terms of the line of credit and term note agreement, the Company is required to maintain certain financial ratios and other financial conditions. The agreement also prohibits the Company from incurring additional indebtedness, limits certain acquisitions, investments, advances or loans and restricts substantial asset sales. At December 31, 2001 the Company was in compliance with all debt covenants.

The Company also has secured lines of credit of $1.1 million and $0.2 million and an unsecured line of credit of $1 million. The $1.1 million line is due from Carpenter and carries an interest rate of ½% above the bank's prime rate (prime rate at December 31, 2001, was 4.75%) and has an expiration date of March 2002. This line of credit is guaranteed by the Company. Borrowings under this line totaled $1.1 million at December 31, 2001.

The $0.2 million line carries an interest rate of 2% above the bank's prime rate and has an expiration date of June 1, 2002. This line of credit is secured by accounts receivable, inventory and equipment. There were no borrowings on this line at December 31, 2001. The $1.0 million line carries an interest rate of 1% above the bank's prime rate and expires only if there is a change in management. There were no borrowings on this line at December 31, 2001. The Company believes it has sufficient resources from cash flows from operating activities and, if necessary, from additional borrowings under its lines of credit to satisfy ongoing cash requirements for the next 12 months.

Critical Accounting Policies

The following discussion of accounting policies is intended to supplement the Summary of Significant Accounting Policies presented in Note 1 of the Notes to Consolidated Financial Statements. These policies were selected because they are broadly applicable within the Company's operating units and they involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related income statement, asset and/or liability amounts.

Revenue Recognition - The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), as amended by SAB 101A and SAB 101B. Accordingly, revenue is recognized when title to the product and risk of ownership passes to the buyer. This occurs when the unit has been completed in accordance with purchase order specifications and has been tendered for delivery to the customer. Sales are shown net of returns, discounts and sales incentives, which historically have not been significant.

Inventory - Estimated inventory allowances for slow-moving and obsolete inventory are based upon current assessments about future demands, market conditions and related management initiatives. If market conditions are less favorable than those projected by management, additional inventory allowances may be required.

Warranties - Estimated costs related to product warranties are accrued at the time of sale and included in cost of sales. Estimated costs are based upon past warranty claims and sales history and adjusted as required to reflect actual costs incurred, as information becomes available.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Pending Accounting Policies

See "New Accounting Standards Not Yet Adopted" in Note 1, *General and Summary of Accounting Policies*, of the Notes to Consolidated Financial Statements.

Effect of Inflation

Inflation affects the Company in two principal ways. First, the Company's debt is tied to the prime and LIBOR rates so that increases affecting interest rates may be translated into additional interest expense. Second, general inflation impacts prices paid for labor, parts and supplies. Whenever possible, the Company attempts to cover increased costs of production and capital by adjusting the prices of its products. However, the Company generally does not attempt to negotiate inflation-based price adjustment provisions into its contracts. Since order lead times can be as much as six months, the Company has limited ability to pass on cost increases to its customers on a short-term basis. In addition, the markets served by the Company are competitive in nature, and competition limits the pass through of cost increases in many cases. The Company strives to minimize the effect of inflation through cost reductions and improved productivity.

Forward-Looking Statements

This Annual Report contains statements that are not historical facts. These statements are called "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve important known and unknown risks, uncertainties and other factors and can be identified by phrases using "estimate," "anticipate," "believe," "project," "expect," "intend," "predict," "potential," "future," "may," "should" and similar expressions or words. Our future results, performance or achievements may differ materially from the results, performance or achievements discussed in the forward-looking statements. There are numerous factors that could cause actual results to differ materially from the results discussed in forward-looking statements, including:

- Changes in existing product liability, tort or warranty laws or the introduction of new laws, regulations or policies that could affect our business practices: these laws, regulations or policies could impact our industry as a whole, or could impact only those portions in which we are currently active, for example, laws regulating the design or manufacture of emergency vehicles or regulations issued by the National Fire Protection Association; in either case, our profitability could be injured due to an industry-wide market decline or due to our inability to compete with other companies that are unaffected by these laws, regulations or policies.

- Changes in environmental regulations: these regulations could have a negative impact on our earnings; for example, laws mandating greater fuel efficiency could increase our research and development costs.

- Changes in economic conditions, including changes in interest rates, financial market performance and our industry: these types of changes can impact the economy in general, resulting in a downward trend that impacts not only our business, but all companies with which we compete; or, the changes can impact only those parts of the economy upon which we rely in a unique fashion, including, by way of example:

  - Factors that impact our attempts to expand internationally, such as the introduction of trade barriers in the United States or abroad.

- Changes in relationships with major customers: an adverse change in our relationships with major customers would have a negative impact on our earnings and financial position.

- The effects of the September 11, 2001 terrorist attacks: the considerable political and economic uncertainties resulting from these events could adversely affect the Company's order intake and sales, particularly in the motorhome market.

- Factors that we have discussed in previous public reports and other documents filed with the Securities and Exchange Commission.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

This list provides examples of factors that could affect the results described by forward-looking statements contained in Annual Report. However, this list is not intended to be exhaustive; many other factors could impact our business and it is impossible to predict with any accuracy which factors could result in which negative impacts. Although we believe that the forward-looking statements contained in this Annual Report are reasonable, we cannot provide you with any guarantee that the anticipated results will be achieved. All forward-looking statements in this Annual Report are expressly qualified in their entirety by the cautionary statements contained in this section and you are cautioned not to place undue reliance on the forward-looking statements contained in this Annual Report. In addition to the risks listed above, other risks may arise in the future, and we disclaim any obligation to update information contained in any forward-looking statement.

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk exposure is a change in interest rates in connection with its outstanding variable rate short-term and long-term debt. Due to variable interest rates on the Company's short-term and long-term debt, an increase in interest rates of 1% could result in the Company incurring an additional $0.1 million in annual interest expense. Conversely, a decrease in interest rates of 1% could result in the Company saving $0.1 million in annual interest expense. The Company does not expect such market risk exposure to have a material adverse effect on the Company. The Company does not enter into market risk sensitive instruments for trading purposes.

Spartan Motors, Inc. and Subsidiaries Consolidated Balance Sheets

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,192,785	$ 535,030
Accounts receivable, less allowance for doubtful accounts of $446,000 in 2001 and $599,000 in 2000	25,774,877	32,070,887
Inventories	23,587,813	30,437,792
Deferred tax assets	3,777,269	4,023,269
Federal taxes receivable	-	5,697,352
Other current assets	1,619,503	944,406
Current assets of discontinued operations	1,537,915	3,783,007
Total current assets	60,490,162	77,491,743
Property, plant and equipment, net	11,288,223	10,595,662
Goodwill, net of accumulated amortization of $1,712,000 in 2001 and $1,295,000 in 2000	4,543,422	4,960,421
Deferred tax benefit	1,183,836	1,183,836
Other assets	106,176	359,811
Long-term assets of discontinued operations	-	3,713,884
TOTAL ASSETS	$ 77,611,819	$ 98,305,357
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 13,850,182	$ 19,182,332
Notes payable	-	30,000
Other current liabilities and accrued expenses	1,851,199	3,701,040
Accrued warranty	3,510,316	3,973,331
Accrued customer rebates	380,171	421,338
Taxes on income	1,241,325	-
Accrued compensation and related taxes	1,740,563	1,633,117
Accrued vacation	1,118,200	1,018,989
Deposits from customers	3,807,185	2,458,566
Current portion of long-term debt	2,005,079	915,238
Current liabilities of discontinued operations	1,795,556	6,100,868
Total current liabilities	31,299,776	39,434,819
Long-term debt, less current portion	9,400,000	24,503,809
Long-term liabilities of discontinued operations	-	3,713,884
Shareholders' equity:		
Preferred stock, no par value; 2,000,000 shares authorized (none issued)	-	-
Common stock, $0.01 par value; 23,900,000 shares authorized, issued 10,722,142 shares and 10,518,077 shares as of December 31, 2001 and 2000, respectively.	107,221	105,181
Additional paid in capital	21,133,937	20,271,653
Retained earnings	15,670,885	10,276,011
Total shareholders' equity	36,912,043	30,652,845
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 77,611,819	$ 98,305,357

See Notes to Consolidated Financial Statements.

Spartan Motors, Inc. and Subsidiaries Consolidated Statements of Operations

	Year Ended December 31, 2001	2000	1999
Sales	$ 226,262,753	$ 251,405,660	$ 284,637,910
Cost of products sold	189,478,179	218,113,677	244,268,314
Gross profit	36,784,574	33,291,983	40,369,596
Operating expenses:			
Research and development	6,210,483	6,341,169	6,589,681
Selling, general and administrative	19,635,906	19,009,446	22,832,264
Operating income	10,938,185	7,941,368	10,947,651
Other income / (expense):			
Interest expense	(1,375,128)	(1,617,771)	(1,450,062)
Interest and other income	337,433	728,912	456,550
Earnings before taxes on income	9,900,490	7,052,509	9,954,139
Taxes on income	3,885,000	2,142,000	3,061,000
Net earnings from continuing operations	6,015,490	4,910,509	6,893,139
Discontinued operations:			
Loss from operations of Carpenter (less applicable income taxes of $0)	-	(3,900,853)	(8,284,273)
Gain (loss) on disposal of Carpenter, including provision of $1,775,000 in 2000 for operating losses during phase-out period (including applicable income tax benefit of $802,000 in 2001 and $6,422,000 in 2000)	115,649	(6,619,174)	-
Net earnings (loss)	$ 6,131,139	$ (5,609,518)	$ (1,391,134)
Basic and diluted net earnings (loss) per share:			
Net earnings from continuing operations	$ 0.57	$ 0.43	$ 0.55
Loss from discontinued operations:			
Loss from operations of Carpenter	-	(0.34)	(0.66)
Gain (loss) on disposal of Carpenter	0.01	(0.58)	-
Basic and diluted net earnings (loss) per share	$ 0.58	$ (0.49)	$ (0.11)
Basic weighted average common shares outstanding	10,561,000	11,493,000	12,483,000
Diluted weighted average common shares outstanding	10,616,000	11,496,000	12,500,000

See Notes to Consolidated Financial Statements.

Spartan Motors, Inc. and Subsidiaries Consolidated Statements Of Shareholders' Equity

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	Number of Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss) Valuation Allowance	Total
Balance, January 1, 1999	12,536,891	$ 125,369	$ 24,152,744	$ 20,883,094	$ (28,422)	$ 45,132,785
Purchase and constructive retirement of stock	(264,100)	(2,641)	(509,714)	(582,946)		(1,095,301)
Stock options exercised	4,700	47	8,961			9,008
Shares issued in purchase price adjustment related to acquisition of subsidiary	39,149	392	248,711			249,103
Minority funding of shareholders' deficit of subsidiary				750,000		750,000
Dividends paid ($0.07 per share)				(877,430)		(877,430)
Assets sold in exchange for stock	(42,663)	(427)	(255,551)			(255,978)
Conversion of non-voting shares of subsidiary stock to voting shares				628,966		628,966
Comprehensive loss:						
Net loss				(1,391,134)		(1,391,134)
Other comprehensive items, net of tax:						
Change in valuation allowance (net of tax benefit of $16,400)					28,422	28,422
Total comprehensive loss						(1,362,712)
Balance at December 31, 1999	12,273,977	122,740	23,645,151	19,410,550	-	43,178,441
Purchase and constructive retirement of stock	(1,755,900)	(17,559)	(3,388,887)	(2,714,276)		(6,120,722)
Dividends paid ($0.07 per share)				(810,745)		(810,745)
Other			15,389			15,389
Comprehensive loss:						
Net loss				(5,609,518)		(5,609,518)
Balance at December 31, 2000	10,518,077	105,181	20,271,653	10,276,011	-	30,652,845
Stock options exercised	204,065	2,040	862,284			864,324
Dividends paid ($0.07 per share)				(736,265)		(736,265)
Comprehensive earnings:						
Net earnings				6,131,139		6,131,139
Balance at December 31, 2001	10,722,142	$ 107,221	$ 21,133,937	$ 15,670,885	$ -	$ 36,912,043

See Notes to Consolidated Financial Statements.

Spartan Motors, Inc. and Subsidiaries Consolidated Statements Of Cash Flows

	Year Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net earnings from continuing operations	$ 6,015,490	$ 4,910,509	$ 6,893,139
Adjustments to reconcile net earnings from continuing operations to net cash provided by operating activities:			
Depreciation	1,787,811	1,799,990	1,712,972
Amortization	416,999	439,482	839,443
Loss (gain) on disposal of assets and investment securities	4,535	(24,272)	(390,914)
Decrease (increase) in assets net of effects of acquisition of subsidiaries:			
Accounts receivable	6,296,010	4,443,620	4,615,612
Inventories	6,849,979	9,195,182	(3,516,611)
Deferred tax assets	246,000	(1,719,800)	(1,338,438)
Federal taxes receivable	5,697,352	(4,269,407)	(1,427,945)
Other assets	(421,462)	57,376	(340,662)
Increase (decrease) in liabilities net of effects of acquisition of subsidiaries:			
Accounts payable	(5,332,150)	(3,224,060)	3,407,860
Other current liabilities and accrued expenses	(1,849,841)	2,314,483	851,116
Accrued warranty	(463,015)	669,553	430,031
Accrued customer rebates	(41,167)	(207,973)	66,159
Taxes on income	1,241,325	-	(1,446,432)
Accrued compensation and related taxes	107,446	(58,547)	505,705
Accrued vacation	99,211	(89,675)	132,084
Deposits from customers	1,348,619	(1,194,398)	728,956
Total adjustments	15,987,652	8,131,554	4,828,936
Net cash provided by continuing operating activities	22,003,142	13,042,063	11,722,075
Net cash used in discontinued operating activities	(1,944,571)	(6,154,146)	(11,151,424)
Net cash provided by operating activities	20,058,571	6,887,917	570,651
Cash flows from investing activities:			
Purchases of property, plant and equipment	(2,515,822)	(1,282,394)	(1,876,100)
Proceeds from sale of property, plant and equipment	30,915	38,374	38,601
Proceeds from sales of investment securities	-	-	500,000
Minority interest contributions	-	(1,000)	750,000
Proceeds from sale of assets	-	-	1,329,995
Acquisition of subsidiaries, net of cash received	-	-	(249,103)
Net cash provided by (used in) investing activities	(2,484,907)	(1,245,020)	493,393
Cash flows from financing activities:			
Payments on notes payable	(30,000)	(5,000)	(162,000)
Proceeds from long-term debt	-	2,800,000	1,395,712
Payments on long-term debt	(14,013,968)	(1,022,586)	(18,776)
Net proceeds from exercise of stock options	864,324	-	9,008
Purchase of treasury stock	-	(6,120,722)	(1,095,301)
Payment of dividends	(736,265)	(810,745)	(877,430)
Other	-	15,389	-
Net cash used in financing activities	(13,915,909)	(5,143,664)	(748,787)
Net increase in cash and cash equivalents	3,657,755	499,233	315,257
Cash and cash equivalents at beginning of year	535,030	35,797	(279,460)
Cash and cash equivalents at end of year	$ 4,192,785	$ 535,030	$ 35,797

Supplemental disclosures: Cash paid for interest was $1,450,000, $2,104,000 and $1,894,600 for 2001, 2000 and 1999, respectively.
Cash paid (refunds) for income taxes was ($4,343,000), $1,655,000 and $6,698,000 for 2001, 2000 and 1999, respectively.

See Notes to Consolidated Financial Statements.

Spartan Motors, Inc. and Subsidiaries Notes To Consolidated Financial Statements

NOTE 1 - GENERAL AND SUMMARY OF ACCOUNTING POLICIES

Nature of Operations. Spartan Motors, Inc. (the "Company") is an international engineer and manufacturer of custom motor vehicle chassis and bodies. The Company's principal chassis markets are fire trucks, motorhomes and specialty vehicles. The Company has additional subsidiaries included in its consolidated financial statements that are manufacturers of bodies for various markets including fire trucks and ambulances.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its five wholly owned subsidiaries: Spartan Motors Chassis, Inc., Spartan Motors Foreign Sales Corporation, Inc., Quality Manufacturing, Inc., Luverne Fire Apparatus Co., Ltd. and Road Rescue, Inc. Carpenter Industries, Inc. ("Carpenter") is a 57.6% owned subsidiary that, effective September 29, 2000, is accounted for as a discontinued operation (see Note 11). All material intercompany transactions have been eliminated.

Financial Instruments. The Company values financial instruments as required by Statement of Financial Accounting Standards (SFAS) No. 107 "Disclosures about Fair Values of Financial Instruments." The carrying amounts of cash and cash equivalents and accounts and notes receivable approximate fair value. The Company does not utilize derivatives and as a result, the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in the first quarter of 2001 did not have any effect on the earnings or financial position of the Company.

Revenue Recognition. The Company recognizes revenue when title to its product passes to the customer. This occurs when production and testing of the product has been completed and the product has been tendered for delivery.

Shipping and Handling Costs. Costs incurred related to the shipment and handling of products are classified in cost of products sold.

Use of Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents include cash on hand, cash on deposit and money market funds. The Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk. The Company performs periodic credit evaluations of its customers' financial condition and generally requires collateral. Receivables generally are due within 30 days and allowances are maintained for potential credit losses. Such losses consistently have been within management's expectations. Two customers represented a total of approximately 11% and 21% of the Company's trade accounts receivable at December 31, 2001 and 2000, respectively.

Inventories are stated at the lower of cost or market. Cost for approximately 43.4% (51.9% in 2000) of inventories is determined using the last-in, first-out (LIFO) cost method. Cost for the remaining inventory is determined using the lower of first-in, first-out (FIFO) cost method. The FIFO cost for all inventories approximates replacement cost.

Property, Plant and Equipment are stated at cost and are depreciated over their estimated useful lives using principally an accelerated method for both financial statement and income tax purposes.

Goodwill represents the excess of purchase price over fair value of net assets of acquired businesses. Goodwill is amortized on a straight-line basis over 15 years. The carrying amounts of goodwill are reviewed if facts and circumstances suggest that they may be impaired. If the review indicates that the carrying amount will not be recoverable, as determined using an undiscounted cash flow analysis, the carrying amount of the goodwill is reduced by the estimated shortfall of fair value to recorded value.

Taxes on Income. The Company recognizes income tax expense in accordance with SFAS No. 109, "Accounting for Income Taxes." A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences as measured by provisions of the enacted tax laws, and is subject to ongoing assessment of realizability.

NOTE 1 - GENERAL AND SUMMARY OF ACCOUNTING POLICIES (Continued)

Earnings Per Share. Basic earnings (loss) per share represents net income (loss) available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share represents net income (loss) available to common shares outstanding divided by the weighted average number of common shares outstanding plus the average dilutive effect of the Company's stock options outstanding during the period calculated. The effect of dilutive stock options was 55,000, 3,000 and 17,000 at December 31, 2001, 2000 and 1999, respectively. The effect of the remaining outstanding stock options was not considered as their inclusion would be antidilutive.

Stock Options. The Company follows Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee and director stock options. Under APB Opinion No. 25, no compensation expense is recognized because the exercise price of the Company's employee and director stock options equals the market price of the underlying stock on the date of grant.

New Accounting Standards Not Yet Adopted. In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized, but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of $0.4 million ($0.04 per diluted share) per year. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt SFAS No. 144 as of January 1, 2002 and it has not determined the effect, if any, the adoption of the Statement will have on the Company's financial position and results of operations.

Reclassifications. Certain amounts previously reported in 2000 and 1999 have been reclassified to conform with the presentation used in 2001.

NOTE 2 – INVENTORIES

Inventories are summarized as follows:

	December 31, 2001	December 31, 2000
Finished goods	$ 6,466,152	$ 6,291,203
Work in process	7,399,713	7,190,832
Raw materials and purchased components	11,234,222	18,882,881
Obsolescence reserve	(1,512,274)	(1,927,124)
TOTAL	$ 23,587,813	$ 30,437,792

For 2001 and 2000, inventory valued at LIFO was approximately the same as inventory valued using the FIFO method.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized by major classifications as follows:

	December 31, 2001	December 31, 2000
Land and improvements	$ 1,080,842	$ 1,041,382
Buildings and improvements	12,044,364	11,416,639
Plant machinery and equipment	4,095,919	3,870,005
Furniture and fixtures	6,984,991	6,177,219
Vehicles	1,061,218	999,376
Construction in process	577,503	76,946
Total	25,844,837	23,581,567
Less accumulated depreciation	14,556,614	12,985,905
Net property, plant and equipment	$ 11,288,223	$ 10,595,662

NOTE 4 – LEASES

The Company leases office equipment and manufacturing and warehouse space under operating lease agreements. Leases generally provide that the Company shall pay the cost of utilities, insurance, taxes and maintenance. Rent expense for the years ended December 31, 2001, 2000 and 1999 was $1,156,000, $1,157,000 and $851,000, respectively. Future minimum lease commitments under non-cancelable leases are as follows: $773,000 in 2002; $682,000 in 2003; $207,000 in 2004; $119,000 in 2005; $117,000 in 2006; and $296,000 thereafter.

NOTE 5 - TAXES ON INCOME

Income tax expense (credit) attributable to continuing operations is summarized as follows:

	Year Ended December 31,		
	2001	2000	1999
Current:			
Federal	$ 2,559,000	$ 3,402,800	$ 3,747,000
State	1,080,000	459,000	652,000
Total current	3,639,000	3,861,800	4,399,000
Deferred:			
Federal	233,000	(1,589,800)	(1,253,000)
State	13,000	(130,000)	(85,000)
Total deferred	246,000	(1,719,800)	(1,338,000)
TOTAL PROVISION FOR INCOME TAXES	$ 3,885,000	$ 2,142,000	$ 3,061,000

Differences between the expected income tax expense attributable to continuing operations, derived from applying the federal statutory income tax rate to earnings before taxes on income from continuing operations, and the actual tax expense are as follows:

	Year Ended December 31,					
	2001		2000		1999	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Federal income taxes at the statutory rate	$ 3,366,000	34.00%	$ 2,398,000	34.00%	$ 3,384,000	34.00%
Increase (decrease) in income taxes resulting from:						
Foreign Sales Corporation	(103,000)	(1.04)	(40,000)	(0.57)	(17,000)	(0.17)
Nondeductible expenses	144,000	1.45	94,000	1.33	43,000	0.43
State tax expense	721,000	7.28	217,000	3.08	312,000	3.13
Reversal of prior year tax accruals	-	0.00	(520,000)	(7.37)	(607,000)	(6.10)
Stock option compensation deduction	(118,000)	(1.19)				
Other	(125,000)	(1.26)	(7,000)	(0.10)	(54,000)	(0.54)
TOTAL	$ 3,885,000	39.24%	$ 2,142,000	30.37%	$ 3,061,000	30.75%

Temporary differences which give rise to deferred tax assets (liabilities) are as follows:

	December 31,	
	2001	2000
Current Asset (Liability):		
Additional capitalized inventory costs	$ 129,000	$ 127,000
Vacation accrual	418,000	382,000
Warranty reserve	1,351,000	1,878,000
Inventory allowance	598,000	704,000
Allowance for doubtful accounts	135,000	219,000
Charitable contribution carryover	1,185,000	614,000
Other	(38,731)	99,269
Total	$ 3,777,269	$ 4,023,269

NOTE 5 - TAXES ON INCOME (Continued)

Non-Current Asset:		
Charitable contribution carryover	$ 941,000	$ 1,020,000
Capital loss on investment in Carpenter	10,097,000	10,097,000
Valuation allowance for capital loss carryforward	(10,097,000)	(10,097,000)
Other	242,836	163,836
Total	$ 1,183,836	$ 1,183,836

In 2000, the Company's loss on its investment in the stock of its 57.6% owned subsidiary, Carpenter, generated a capital loss of approximately $29.7 million. Since the Company currently has no capital gains to offset against the capital loss, the Company has recorded a valuation allowance that reserves in full the deferred tax asset related to this loss carryover. These capital losses can be carried forward for five years and during that time future capital gains, up to approximately $29.7 million, would be offset by them.

NOTE 6 – DEBT

	December 31,	
	2001	**2000**
Long-term debt consists of the following:		
Revolving note payable to bank, with interest payable daily at the Eurodollar rate plus an applicable margin ranging from 1.0% to 2.5%, depending on the level of leverage maintained by the Company, the average of which was 5.44% during 2001, due February 28, 2003, secured by the Company's assets	$ 8,300,000	$ 21,400,000
Term note payable to bank, with interest payable monthly at the 30 day LIBOR rate, the average of which was 5.79% during 2001, due February 28, 2003, secured by the Company's assets	3,100,000	4,000,000
Other	5,079	19,047
Subtotal	11,405,079	25,419,047
Less current portion of long-term debt	2,005,079	915,238
Total	$ 9,400,000	$ 24,503,809

The Company's primary line of credit is a $25 million revolving note payable to a bank. The Company also has a $3.1 million term note. Under the terms of the credit agreement for the line of credit and term note, the Company is required to maintain certain financial ratios and other financial conditions. The agreement also prohibits the Company from incurring additional indebtedness, limits certain acquisitions, investments, advances or loans and restricts substantial asset sales. At December 31, 2001 the Company was in compliance with all debt covenants.

The Company also has an unsecured line of credit of $1 million and secured lines of credit of $0.2 million and $1.1 million. The $1.1 million line is due from Carpenter and carries an interest rate of ½% above the bank's prime rate (prime rate at December 31, 2001, was 4.75%) and has an expiration date of March 2002. This line of credit is guaranteed by the Company. Borrowings under this line totaled $1.1 million at December 31, 2001. The $0.2 million line carries an interest rate of 2% above the bank's prime rate and has an expiration date of June 1, 2002. This line of credit is secured by accounts receivable, inventory and equipment. There were no borrowings on this line at December 31, 2001. The $1.0 million line carries an interest rate of 1% above the bank's prime rate and expires only if there is a change in management. There were no borrowings on this line at December 31, 2001. The Company believes it has sufficient resources from cash flows from operating activities and, if necessary, from additional borrowings under its lines of credit to satisfy ongoing cash requirements for the next 12 months.

NOTE 7 – TRANSACTIONS WITH MAJOR CUSTOMERS

The Company had two customers classified as major customers in 2001, 2000 and 1999:

	2001		2000		1999	
Customer	Sales	Accounts Receivable	Sales	Accounts Receivable	Sales	Accounts Receivable
A	$23,690,000	$ 2,306,000	$45,898,000	$ 4,402,000	$58,584,000	$ 6,191,000
B	36,665,000	528,000	47,756,000	2,429,000	65,664,000	3,237,000

NOTE 8 - PROFIT-SHARING PLAN

The Spartan Motors, Inc. Profit-Sharing Plan and Trust covers all Chassis Group employees whom meet length of service and minimum age requirements. Contributions to the plan are determined annually by the Board of Directors and were $352,000, $349,000 and $384,000 in 2001, 2000 and 1999, respectively. The Company's policy is to fund plan costs accrued.

NOTE 9 - STOCK OPTIONS

The Company has stock option plans covering certain employees. Shares reserved for options under these plans total 4,400,000. The options granted are exercisable for a period of 10 years from the grant date. The exercise price for all options is equal to the market price at the date of grant.

The Company has a stock option and a restricted stock plan for outside market advisors. Shares reserved for options under this plan total 200,000 (included in the 4,400,000 above) and the options are exercisable for a period of 10 years from the grant date. The exercise price for these options is equal to the market price at the grant date. Compensation expense is recognized for all options granted under this plan.

The Company has a non-qualified stock option plan for certain employees and directors. Shares reserved for options under this plan total 800,000 (included in the 4,400,000 above) and the options are exercisable for a period of 10 years from the grant date. The exercise price for these options is equal to the market price at the date of grant.

NOTE 9 - STOCK OPTIONS (Continued)

Activity for the years ended December 31, 2001, 2000 and 1999 is as follows for all plans:

	Price Range	Weighted-Average Exercise Price	Option Shares
Balance at January 1, 1999	$1.73 - $14.58	$8.74	2,153,140
Options granted	$4.38 - $6.19	$5.75	548,240
Options exercised	$1.73 - $6.19	$1.92	(4,700)
Options expired	$1.73 - $14.58	$8.50	(162,430)
Balance at December 31, 1999	$1.73 - $14.58	$8.16	2,534,250
Options granted	$2.50 - $4.19	$4.14	542,410
Options exercised	-	-	-
Options expired	$1.73 - $14.58	$7.62	(379,610)
Balance at December 31, 2000	$2.50 - $14.50	$7.43	2,697,050
Options granted	$1.69 - $6.40	$3.88	548,865
Options exercised	$1.69 - $6.19	$4.23	(204,065)
Options expired	$3.95 - $14.50	$8.98	(236,440)
Balance at December 31, 2001	$1.69 - $14.50	$6.82	2,805,410

The following table summarizes information regarding stock options outstanding at December 31, 2001 under the plans:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number Outstanding at 12/31/01	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/01	Weighted-Average Exercise Price
$1.69 - $2.50	34,500	9.0	$1.95	34,500	$1.95
$2.66 - $3.95	425,725	9.3	$3.90	425,725	$3.90
$4.13 - $6.19	843,045	7.7	$5.03	843,045	$5.03
$6.19 - $8.80	1,118,145	5.2	$7.17	1,118,145	$7.17
$10.50 - $14.50	383,995	2.2	$13.42	383,995	$13.42
	2,805,410			2,805,410	

The Company follows Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25), and related interpretations in accounting for its stock options granted to employees or directors. Accordingly, no compensation cost has been recognized for grants to employees or directors under its stock option plans covering employees. Had compensation for these plans been determined based on the fair market value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net income (loss) and earnings (loss) per share for the years ended December 31, 2001, 2000 and 1999, would have been the *pro forma* amounts indicated below.

NOTE 9 - STOCK OPTIONS (Continued)

	2001	2000	1999
Net earnings (loss)			
As reported	$ 6,131,139	$ (5,609,518)	$ (1,391,134)
Pro forma	5,029,678	(6,736,227)	(2,762,098)
Net earnings (loss) per share			
As reported	$ 0.58	$ (0.49)	$ (0.11)
Pro forma	0.47	(0.59)	(0.22)

The estimated fair value of options granted was $2.01, $2.08 and $2.61 per share in 2001, 2000 and 1999, respectively. The fair market value of options granted under the Company's stock option plans during 2001 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

	Dividend Yield	Expected Volatility	Risk Free Interest Rate	Expected Lives
2001	1%	54.0%	4.79%	5 years
2000	None	48.0%	6.23%	5 years
1999	None	41.8%	5.73%	5 years

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

Under the terms of its credit agreement with its bank, the Company has the ability to issue letters of credit totaling $2.5 million. At December 31, 2001, the Company had outstanding letters of credit totaling $0.2 million.

At December 31, 2001, the Company and its subsidiaries were parties, both as plaintiff and defendant, to a number of lawsuits and claims arising out of the normal course of their businesses. In the opinion of management, the financial position of the Company will not be materially affected by the final outcome of these legal proceedings.

The Company has repurchase agreements with lending institutions, which have provided floor plan financing to customers. These agreements provide for the repurchase of products from the lending institution in the event of the customer's default. The total contingent liability on December 31, 2001 was approximately $3.4 million. Historically, losses under these agreements have not been significant and it is management's opinion that any future losses will not have a material effect on the Company's financial position or operating results.

The Company has outstanding purchase commitments at December 31, 2001 for approximately $2.1 million to complete an expansion project in South Carolina. This project will be funded through a combination of future borrowings, existing cash reserves and future cash flows from operations. The project is expected to be completed in May 2002.

NOTE 11 – DISCONTINUED OPERATIONS

Since October 23, 1998, the Company has consolidated its majority-owned subsidiary, Carpenter, and recognized 100% of its operating results. On September 28, 2000, the Company's Board of Directors passed a resolution to cease funding of Carpenter. Carpenter's Board of Directors then voted on September 29, 2000, to begin the orderly liquidation of Carpenter. Since Carpenter was a separate segment of the Company's business, the operating results and the disposition of Carpenter's net assets were accounted for as a discontinued operation. Accordingly, previously reported financial results for all periods presented were restated to reflect this business as a discontinued operation. Carpenter sales for the years ended December 31, 2000 and 1999, which were properly removed from the restated consolidated sales totals, were $24.9 million and $21.5 million, respectively.

NOTE 11 – DISCONTINUED OPERATIONS (Continued)

The assets or liabilities of the discontinued operations have been segregated in the consolidated balance sheets. Details of such amounts are as follows:

	December 31, 2001	December 31, 2000
Cash and cash equivalents	$ 1,453,198	
Accounts receivable	-	$ 1,257,180
Inventories	-	1,129,476
Other current assets	84,717	1,396,351
Total current assets of discontinued operations	$ 1,537,915	$ 3,783,007
Notes payable	$ 1,135,556	$ 4,531,687
Accounts payable	-	302,481
Other current liabilities	660,000	1,266,700
Total current liabilities of discontinued operations	$ 1,795,556	$ 6,100,868
Property, plant and equipment, net	-	$ 3,713,884
Total long-term assets of discontinued operations	$ -	$ 3,713,884
Long-term debt	-	$ 3,713,884
Total long-term liabilities of discontinued operations	$ -	$ 3,713,884

The liquidation of Carpenter was substantially completed in the fourth quarter of 2001. The remaining liabilities are expected to be paid in the first half of 2002. Any excess obligations will be paid by the Company, as guarantor.

NOTE 12 – BUSINESS SEGMENTS

The Company segregates its operations into two reportable business segments: Chassis and EVTeam. The Chassis segment is an international engineer and manufacturer of custom motor vehicle chassis. The segment's principal markets are fire truck, motorhome and specialty vehicle chassis. The Company's EVTeam consists of its three subsidiaries that are manufacturers of emergency vehicle bodies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Sales and other financial information by business segment is as follows (amounts in thousands):

NOTE 12 – BUSINESS SEGMENTS (Continued)

Year Ended December 31, 2001

	Business Segments				
	Chassis	EVTeam	Intangibles	Other	Consolidated
Net Sales	$ 173,236	$ 69,129		$ (16,102)	$ 226,263
Interest expense	313	848		214	1,375
Depreciation and amortization expense	931	380	$ 417	477	2,205
Income tax expense	3,486	812		(413)	3,885
Segment earnings (loss) from continuing operations	6,106	1,376	(417)	(1,050)	6,015
Discontinued operations				116	116
Segment earnings	6,106	1,376	(417)	(934)	6,131
Segment assets	38,034	27,131	4,543	7,904	77,612

Year Ended December 31, 2000

	Business Segments				
	Chassis	EVTeam	Intangibles	Other	Consolidated
Net Sales	$ 202,056	$ 59,990		$ (10,640)	$ 251,406
Interest expense	410	918		290	1,618
Depreciation and amortization expense	950	393	$ 440	456	2,239
Income tax expense	2,768	(100)		(526)	2,142
Segment earnings (loss) from continuing operations	5,224	595	(440)	(469)	4,910
Discontinued operations				(10,519)	(10,519)
Segment earnings	5,224	595	(440)	(10,988)	(5,609)
Segment assets	43,023	28,441	4,960	21,881	98,305

Year Ended December 31, 1999

	Business Segments				
	Chassis	EVTeam	Intangibles	Other	Consolidated
Net Sales	$ 241,935	$ 55,109		$ (12,406)	$ 284,638
Interest expense	1,067	569		(186)	1,450
Depreciation and amortization expense	1,348	365	$ 840		2,553
Income tax expense	3,435	560		(934)	3,061
Segment earnings (loss) from continuing operations	6,218	894	(840)	621	6,893
Discontinued operations	-	-		(8,284)	(8,284)
Segment earnings	6,218	894	(840)	(7,663)	(1,391)
Segment assets	69,119	28,595	5,419	19,565	122,698

NOTE 13 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the year ended December 31, 2001 is as follows:

	Quarter Ended			
	March 31	June 30	September 30	December 31
Net sales	$ 58,657,558	$ 58,520,417	$ 55,803,468	$ 53,281,310
Gross profit	9,128,765	9,017,844	9,361,236	9,276,729
Net earnings from continuing operations	1,468,052	1,297,995	1,554,755	1,694,688
Discontinued operations:				
Loss from operations of Carpenter	-	-	-	-
Gain on disposal of Carpenter	-	-	-	115,649
Net earnings	$ 1,468,052	$ 1,297,995	$ 1,554,755	$ 1,810,337
Basic and diluted net earnings per share:				
Net earnings from continuing operations	0.14	0.12	0.15	0.16
Discontinued operations				
Loss from operations of Carpenter	-	-	-	-
Gain on disposal of Carpenter	-	-	-	0.01
Basic and diluted net earnings per share	$ 0.14	$ 0.12	$ 0.15	$ 0.17

Summarized quarterly financial data for the year ended December 31, 2000 is as follows:

	Quarter Ended			
	March 31	June 30	September 30	December 31
Net sales	$ 77,395,130	$ 63,662,620	$ 53,044,880	$ 57,303,030
Gross profit	11,492,808	9,589,902	3,877,424	8,331,849
Net earnings (loss) from continuing operations	2,949,900	1,785,632	(1,732,574)	1,907,551
Discontinued operations:				
Earnings (loss) from operations of Carpenter	(981,362)	(771,340)	(2,148,151)	-
Gain (loss) on disposal of Carpenter	-	-	(6,099,174)	(520,000)
Net earnings (loss)	$ 1,968,538	$ 1,014,292	$ (9,979,899)	$ 1,387,551
Basic and diluted net earnings (loss) per share:				
Net earnings from continuing operations	0.24	0.15	(0.15)	0.18
Discontinued operations				
Earnings (loss) from operations of Carpenter	(0.08)	(0.06)	(0.19)	-
Gain (loss) on disposal of Carpenter	-	-	(0.54)	(0.05)
Basic and diluted net earnings (loss) per share	$ 0.16	$ 0.09	$ $(0.88)	$ 0.13

In the fourth quarter of 2000, the Company made a reversal of prior year tax accruals for continuing operations of $0.5 million and reduced the tax benefit related to discontinued operations by $0.5 million.

Report of Independent Auditors

Board of Directors and Shareholders
Spartan Motors, Inc.

We have audited the accompanying consolidated balance sheets of Spartan Motors, Inc. (the Company) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spartan Motors, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Grand Rapids, Michigan
February 8, 2002

Corporate Headquarters

SPARTAN MOTORS, INC.

1165 Reynolds Rd.
Charlotte, MI 48813
517-543-6400

ANNUAL SHAREHOLDERS' MEETING

The Annual Meeting of Spartan Motors, Inc. will be held at 5:30 p.m., June 11, 2002 at Spartan Motors, Plant 1, 1000 Reynolds Rd., Charlotte, MI 48813.

2002 QUARTERLY FINANCIAL RESULTS RELEASE DATES

First Quarter	April 25, 2002
Second Quarter	August 1, 2002
Third Quarter	October 24, 2002
Fourth Quarter	February 13, 2003

TRANSFER AGENT

American Stock Transfer & Trust Co. serves as the transfer agent for the Corporation. Inquiries relating to stock transfers, changes of ownership, lost or stolen stock certificates, changes of address and dividend payments should be addressed to:

American Stock Transfer & Trust Co.
40 Wall Street, 46th Floor
New York, New York 10005
Telephone 800-250-5016

INTERNET ADDRESS

The Spartan Motors, Inc. web page is located at **www.spartanmotors.com**. This will lead you to information about the Company, including news releases, details on products and services and a direct link to Spartan's investor relations representatives.

INDEPENDENT ACCOUNTANTS

Ernst & Young LLP
171 Monroe Ave.
Grand Rapids, Michigan 49503

SHAREHOLDER INFORMATION

Shares of the Company's stock are traded under the symbol SPAR on The NASDAQ Stock Market. **The Company's 10-K report filed with the Securities and Exchange Commission will be provided free of charge to any shareholder upon written request or, is available at the Spartan Motors web site (www.spartanmotors.com) by clicking on the Edgar Archives.** For more information, contact:

Spartan Motors, Inc.
Richard J. Schalter
1165 Reynolds Rd., Charlotte, Michigan 48813
Telephone: 517-543-6400

or the company's outside investor relations firm:

Lambert, Edwards & Associates, Inc.
190 Monroe NW, 4th Floor, Grand Rapids, Michigan 49503
Telephone: 616-233-0500

BOARD OF DIRECTORS

George W. Sztykiel
Chairman of the Board and Chief Executive Officer
Spartan Motors, Inc.

John E. Sztykiel
President and Chief Operating Officer
Spartan Motors, Inc.

Richard J. Schalter
Executive Vice President and Chief Financial Officer
Spartan Motors, Inc.

William F. Foster
Vice-President
Spartan Motors, Inc.

Charles E. Nihart
Retired
Lansing, Michigan

George Tesseris
Managing Partner, Tesseris & Crown, P.C.
East Lansing, Michigan

David R. Wilson
Automotive/Commercial
Vehicle Consultant
Greensboro, North Carolina

CORPORATE OFFICERS

George W. Sztykiel
Chairman of the Board and Chief Executive Officer

John E. Sztykiel
President and Chief Operating Officer

Richard J. Schalter
Executive Vice President, Chief Financial Officer and Secretary/Treasurer

William F. Foster
Vice-President

SPARTAN

SPARTAN MOTORS, INC.

1165 Reynolds Road • Charlotte, MI 48813 • (517) 543-6400 • Fax (517) 543-7728